                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                             (Amendment No.  1)*





                     HARMAN INTERNATIONAL INDUSTRIES, INC.
                   -----------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
                   -----------------------------------------
                         (Title of Class of Securities)

                                 413086109
                   -----------------------------------------
                               (CUSIP Number)





         Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)  (See Rule 13d-7.)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 413086109                 13G


1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     STRONG SCHAFER CAPITAL MANAGEMENT, LLC.     22-3620167


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     NOT APPLICABLE                                      (a) [      ]
                                                         (b) [      ]


3    SEC USE ONLY




4    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE LIMITED LIABILITY COMPANY

                    5    SOLE VOTING POWER

                             1,030,000


   NUMBER OF        6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY                       0
   OWNED BY
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON
     WITH                       1,030,000

                    8    SHARED DISPOSITIVE POWER

                                    0


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               1,030,000



10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                  5.8%


12   TYPE OF REPORTING PERSON*

                           IA

CUSIP NO. 413086109                 13G


1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     SCHAFER CAPITAL MANAGEMENT, INC.     13-3258094


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     NOT APPLICABLE                                      (a) [      ]
                                                         (b) [      ]


3    SEC USE ONLY




4    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE CORPORATION

                    5    SOLE VOTING POWER

                             1,106,100


   NUMBER OF        6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY                       0
   OWNED BY
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON
     WITH                     1,106,000



                    8    SHARED DISPOSITIVE POWER

                                    0


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              1,106,100


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                  6.2%


12   TYPE OF REPORTING PERSON*

                           IA

CUSIP NO.  413086109                13G


1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DAVID K. SCHAFER             ###-##-####


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     NOT APPLICABLE                                      (a) [      ]
                                                         (b) [      ]


3    SEC USE ONLY




4    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

                    5    SOLE VOTING POWER

                             1,106,100


   NUMBER OF        6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY
   OWNED BY                   101,400
     EACH
  REPORTING
    PERSON          7    SOLE DISPOSITIVE POWER
     WITH
                             1,106,100

                    8    SHARED DISPOSITIVE POWER

                              101,400


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              1,207,500



10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                  6.8%


12   TYPE OF REPORTING PERSON*

                              IN

CUSIP NO. 413086109                 13G


1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     SCHAFER CULLEN CAPITAL MANAGEMENT, INC.   13-3089070


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     NOT APPLICABLE                                      (a) [      ]
                                                         (b) [      ]


3    SEC USE ONLY




4    CITIZENSHIP OR PLACE OF ORGANIZATION

     NEW YORK CORPORATION

                    5    SOLE VOTING POWER
                              101,400


   NUMBER OF        6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY                     0
   OWNED BY
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON
     WITH                     101,400

                    8    SHARED DISPOSITIVE POWER

                                   0


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              101,400



10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                  .6%


12   TYPE OF REPORTING PERSON*

                            IA

ITEM 1 (a)       NAME OF ISSUER:  HARMAN INTERNATIONAL INDUSTRIES, INC.

ITEM 1 (b)       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                 1101 Pennsylvania Ave. NW
                 Washington DC 20004

ITEM 2 (a)       NAME OF PERSONS FILING:

                 (1)      Strong Schafer Capital Management, LLC

                 (2)      Schafer Capital Management, Inc.

                 (3)      David K. Schafer

                 (4)      Schafer Cullen Capital Management, Inc.

                 Attached as Exhibit 1 is a copy of an agreement between the persons filing (as specified above) that this Schedule 13G is being filed on behalf of each of them.

ITEM 2 (b)       ADDRESS OF PRINCIPAL BUSINESS OF EACH OF THE PERSONS SPECIFIED
                 IN 2(a) ABOVE:

                 (1)      Strong Schafer Capital Management, LLC
                          101 Carnegie Center
                          Princeton, NJ 08540

                 (2)      Schafer Capital Management, Inc.
                          101 Carnegie Center
                          Princeton, NJ  08540

                 (3)      David K. Schafer
                          101 Carnegie Center
                          Princeton, NJ  08540

                 (4)      Schafer Cullen Capital Management, Inc.
                          645 Fifth Avenue
                          New York, NY  10022

ITEM 2 (c)       CITIZENSHIP OR PLACE OF ORGANIZATION:

                 (1)      Strong Schafer Capital Management, LLC
                          Delaware Limited Liability Company

                 (2)      Schafer Capital Management, Inc.
                          Delaware Corporation

                 (3)      David K. Schafer
                          U.S.A.

                 (4)      Schafer Cullen Capital Management, Inc.
                          New York Corporation

ITEM 2 (d)       TITLE OF CLASS OF SECURITIES

                 Common Stock

ITEM 2 (e)       CUSIP NUMBER:             413086109

ITEM 3           THE PERSONS FILING THIS SCHEDULE 13G ARE:

                 Strong Schafer Capital Management, LLC (the "LLC") - Investment Advisor registered under Section 203 of the Investment Advisors Act of 1940.


                 Schafer Capital Management, Inc. - Investment Advisor registered under Section 203 of the Investment Advisors Act of 1940, and sole managing member of the LLC.
                 David K. Schafer - President and sole shareholder of Schafer Capital Management, Inc., and Chairman of the Board and shareholder of Schafer Cullen Capital Management, Inc. (Mr. Schafer is joining in this filing on Schedule 13G pursuant to positions taken by the

                 Staff of the SEC authorizing certain individuals in similar situations to join in a filing with a controlled entity eligible to file on 13G.)

                 Schafer Cullen Capital Management, Inc. - Investment Advisor registered under Section 203 of the Investment Advisors Act of 1940. (Schafer Cullen Capital Management, Inc. is joining in this filing on Schedule 13G as a result of the positions and ownership held by Mr. Schafer.)

ITEM 4           OWNERSHIP

                 Reference is made to Items 5-11 on the cover sheets of this
                 Schedule 13G.

                 Strong Schafer Capital Management, LLC. has been granted discretionary voting and dispositive power over its clients' securities.

                 Schafer Capital Management, Inc. has also been granted discretionary voting and dispositive power over its clients' securities, and as sole managing member of the LLC has been granted discretionary voting and dispositive power over the securities of the client of the LLC. As such, Schafer Capital Management, Inc. is reporting sole voting and dispositive power over the same shares beneficially owned by the LLC.

                 Schafer Cullen Capital Management, Inc. has also been granted discretionary voting and dispositive power over its clients' securities. Schafer Cullen Capital Management, Inc. is joining in this filing on Schedule 13G as a result of the positions and ownership held by Mr. Schafer.

                 Mr. Schafer is joining in this schedule 13G and reporting sole and dispositive power over the same shares beneficially owned by the LLC and Schafer Capital Management, Inc. as a result of his position with and ownership of Schafer Capital Management, Inc. Mr. Schafer is also reporting shared voting and dispositive power over the same shares beneficially owned by Schafer Cullen Capital Management, Inc. as a result of his position with and ownership of Schafer Cullen Capital Management, Inc. The aggregate sole and shared security positions are being reported as beneficially owned by Mr. Schafer.

ITEM 5           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                 Not applicable.

ITEM 6           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                 PERSON

                 The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities, is vested in the individual and institutional clients for which the LLC, Schafer Capital Management, Inc. and Schafer Cullen Capital Management, Inc., serve as investment advisor.

                 Of the 1,106,100 shares beneficially owned by Schafer Capital Management, Inc., (which includes the 1,030,000 shares beneficially owned by the LLC), Strong Schafer Value Fund, Inc., a registered investment company advised by the LLC, beneficially owns 1,030,000 shares or 5.8% of the outstanding shares of the issuer.


ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                 Not Applicable.

ITEM 8   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                 Strong Schafer Capital Management, LLC., a Delaware Limited Liability Company, is an investment advisor registered under
                 Section 203 of the Investment Advisors Act of 1940.


                 Schafer Capital Management, Inc., a Delaware Corporation, is an investment advisor registered under Section 203 of the Investment Advisors Act of 1940 and is the sole managing member of the LLC. As such Schafer Capital Management, Inc. is reporting beneficial ownership of the same securities beneficially owned by the LLC.

                 Mr. Schafer is President and sole shareholder of Schafer Capital Management, Inc. Mr. Schafer is joining in this schedule 13G and reporting beneficial ownership of the same securities beneficially owned by the LLC and Schafer Capital Management, Inc., as a result of his position with and ownership of Schafer Capital Management, Inc.

                 Mr. Schafer is also Chairman of the Board and a shareholder of Schafer Cullen Capital Management, Inc. Schafer Cullen Capital Management, Inc. could be deemed to have shared voting or investment power with Mr. Schafer as a result of Mr. Schafer's position and ownership. Neither the filing of this
                 Schedule 13G nor any information contained herein shall be construed as an admission by Mr. Schafer of his control or power to influence control of Schafer Cullen Capital Management, Inc.

ITEM 9   NOTICE OF DISSOLUTION OF GROUP

                 Not Applicable.

ITEM 10  CERTIFICATION

                 By signing below, the undersigned hereby certifies that to the best of his knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Strong Schafer Capital Management, LLC


By:      SCHAFER CAPITAL MANAGEMENT, INC.

/s/      BRENDAN J. SPILLANE
Secretary and Treasurer
February 15, 1999




Schafer Capital Management, Inc.


/s/      BRENDAN J. SPILLANE

By:      Brendan J. Spillane
Secretary and Treasurer
February 15, 1999




Schafer Cullen Capital Management, Inc.


/s/      BRENDAN J. SPILLANE

By:      Brendan J. Spillane
Secretary and Treasurer
February 15, 1999




David K. Schafer


/s/      BRENDAN J. SPILLANE

By:      Brendan J. Spillane
Attorney-in-Fact
February 15, 1999